Filed by NetScout Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: NetScout Systems, Inc.

(Commission File No. 000-26251)

NetScout’s big play: Combine with Danaher’s communications business to triple in size

Analyst: Christian Renaud Jennifer Clark Ken Rehbehn Jim Davis

24 Oct, 2014

NetScout and Danaher recently announced a rather novel financial transaction in which NetScout will buy Danaher’s communications business for $2.6bn. Using IRS regulations designed for corporate spinoffs of subsidiaries, the two companies are employing a Reverse Morris Trust to shift the assets tax-free from Danaher to NetScout, with Danaher’s shareholders receiving 59.5% of the combined entity in consideration.

The communications business includes Tektronix Communications (which itself includes the recently acquired smaller mobile geo-analytics provider Newfield Wireless as well as network visibility vendor VSS Monitoring), Arbor Networks and a portion of Fluke Networks. When complete, the move will catapult NetScout from a roughly $400m-per-year network performance management (NPM) firm into an estimated $1.2bn-per-year provider of application performance management (APM), NPM, security, network visibility, service assurance and test products.

Deal details

This is a deal that few would have predicted, primarily due to the considerable size mismatch of the respective players. Thirty-year-old NetScout has been growing slowly in its core NPM and test businesses, and is set to surpass $400m this fiscal year. The transaction carves out Danaher’s communications business, which generated revenue of roughly $836m last fiscal year, and includes Tektronix, Fluke’s test and APM/NPM offerings, and distributed denial of service (DDoS) mitigation vendor Arbor.

The Danaher Test & Measurement (non-communications) units, including Tektronix’s instrument division and Fluke’s data-cabling and service-provider tools businesses, are not included in the transaction. The acquisition dwarfs any prior M&A activity by NetScout, which reportedly has

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totaled roughly $300m, beginning with the purchase in 2007 of Network General for $205m, and subsequently the pickups of Psytechnics ($16.9m), Simena ($10.1m), FoxReplay (estimated $20m), ONPATH Technologies ($40m) and Accanto Systems’ Intelligent Customer Assurance wares ($15m).

The 451 Take

This bold play by NetScout buys it a seat at the big-boy table of large performance management providers such as CA Technologies, IBM and HP. The Tektronix and Fluke assets are (mostly) complementary or adjacent to NetScout’s existing NPM and test businesses; however, Arbor’s security offerings are entirely incremental for the company. The task will be to rationalize sales and marketing around this expanded portfolio, with products and services that, while sold to enterprises or service providers, are often sold to different departments or contacts. This will create positive cross-selling opportunities for NetScout’s Adaptive Session Intelligence (ASI) technology, a key component of the company’s long-term strategy. The timing of the deal means that NetScout will begin integration at the beginning of the European LTE expansion, and in the middle of the current enterprise datacenter refresh cycle.

Portfolio

One of NetScout’s strategic goals, announced as part of its NetScout 3.0 vision, is to utilize its ASI technology as the foundation for a global sensor network, with the resulting Internet traffic data being consumed by the company’s nGeniusONE platform as well as third parties. The service assurance metrics gathered by Tektronix, Fluke and Arbor attack pattern correlation (below), which would provide additional rich telemetry data for NetScout’s global ASI sensor network if it chooses to integrate them.

Company:

NetScout Systems

Recent deals:

Danaher (communications business)

Subsector:

Network performance management

Revenue, FY 2014:

$397m

Net income, FY 2014:

$49m

Market capitalization:

$1.4bn

Employees:

1,000

Main products:

nGeniusONE

Arbor Networks

We believe that Arbor Networks is the jewel in the crown of the acquisition. While there is minor overlap with NetScout in both the Tektronix and Fluke product portfolio, Arbor’s security business is completely complementary as well as being highly profitable. One of Arbor’s biggest assets is the

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data it collects from its service-provider customers. Attack patterns are better understood when analyzed from a variety of perspectives on the network. Combining data on public IP networks with NetScout’s ability to help enterprises monitor private IP networks has the potential to result in better attack defense services. However, those services will also need to have APIs for integration into existing monitoring and security services – the reality is that NetScout will have to offer the ability to ‘patch’ holes in enterprise defenses and then work further into accounts.

Arbor also helps NetScout internationally, with about 50% of its revenue coming from overseas, while 75% of NetScout’s revenue comes from North America. The companies are mirror images of each other: enterprise/service provider. Approximately 20% of Arbor’s revenue came from enterprises at the time of its sale in 2010. We estimate that figure to have grown to 35% with the success of the company’s enterprise offerings, including the Arbor Cloud DDoS protection service, which was announced in Q4 of last year. Arbor also announced the expansion of its DDoS mitigation capacity at the end of September. It will scale Arbor Cloud’s mitigation capacity to more than 1Tbps by the end of this year and to 1.5Tbps by mid-2015. This capacity will make Arbor Cloud even more attractive to large enterprise customers. NetScout will now be there to open the door to these accounts for Arbor, as it already claims many of them as customers.

On the service-provider side, Arbor claims the world’s most broadly deployed DDoS detection and mitigation technology. Ninety percent of tier one operators worldwide are Arbor customers – that’s more than 300 operators and 60 ISPs using the Arbor Peakflow platform for DDoS mitigation.

Tektronix Communications

Tektronix Communications and NetScout both operate service assurance lines of business that help fixed and mobile operators track performance and deliver a consistently excellent user experience. For NetScout, the business is a natural extension of its enterprise network performance management offering. In contrast, Tektronix focuses on service providers with a portfolio of network probes, radio access network probes, service assurance software and – with the reach for Newfield Wireless – radio access geo-analytic tools. As a reflection of the company’s capabilities, Tektronix styles itself as a telecom intelligence provider. Of the two vendors, Tektronix holds the dominant share position in the overall service assurance market. The acquisition will significantly boost NetScout’s position in the service-provider space. Tektronix has a strong presence in many North American network operators as well as a growing position in Europe. For mobile network service assurance, we expect the Tektronix portfolio to supplant NetScout’s offering.

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VSS Monitoring

Not to be overlooked is the VSS Monitoring business within Tektronix. VSS has historically sold ‘pizza box’ network monitoring switches (matrix switches) used to forward network traffic to ‘tool pools’ of recorders, VoIP analyzers and intrusion-prevention systems. The company recently launched its own chassis-based high-density network monitoring switch, the VB6000, based on feedback from its core service-provider customer base. Although VSS generates less revenue than many of its peers (we estimate its annual sales to be about $20m, growing 10% annually), it does bring a number of additional complementary form factors and densities to NetScout’s existing lineup of traffic capture packet flow switches and TAP products, and with minimal overlap with the previously acquired Simena and ONPATH offerings.

Fluke Networks

The Fluke Networks wares included in the transaction are potentially the most complementary to NetScout’s existing product lineup. Fluke leverages VSS’s TAP offerings as well as its own packet capture appliances to analyze network traffic for application and network performance, and has a strong presence among service providers. It is still unclear which of the extensive troubleshooting tools portfolio will remain at Danaher and which will move over as part of the acquisition; however, there should be minimal overlap with NetScout’s existing test products, which make up a small percentage of the company’s overall revenue.

Outlook

Pending approval by NetScout and Danaher’s shareholders, the deal is estimated to close in calendar Q2 or Q3 2015, and will result in a combined entity of more than 3,000 employees, with approximately 2,000 coming from Danaher. NetScout CEO Anil Singhal will maintain his role, as will his executive team, with Danaher veteran Jim Lico joining NetScout’s board of directors.

NetScout currently generates about 25% of its revenue outside of the US, whereas the combined company will generate more than one-third of its total revenue internationally. In addition, less than half of all of NetScout’s current sales are to service-provider customers, a number that will shift considerably when the transaction closes, driven primarily by Tektronix and Arbor, to 50-60% service providers. Finally, the services mix in revenue for NetScout is currently about mid-40%s (expected to be 42% in the first half of 2015), which will move downward (into the 30%s) post-closing as much of the Danaher businesses sell to a different set of buyers within the service-provider and midmarket enterprise segments.

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NetScout’s offerings had lagged in support for circuit-switched traffic (most of legacy carrier environments) and were primarily packet-based (IP/Internet). The company addressed this deficiency in 2012, which has contributed to its subsequent recent traction in service-provider deals. The support for any traffic will prove critical as many of Fluke and Tektronix’s products are built for analyzing legacy circuit-switched networks. NetScout has noted that it plans to integrate ASI functionality across its greatly expanded portfolio within the first year of the acquisition closing.

From a technology perspective, vendors are working to match enterprise requirements for fast and secure delivery of content, something that drove Akamai’s purchase in May of Prolexic for an estimated $400m. Further underscoring that trend, networking and security equipment providers are moving to augment their cloud service portfolios, as well. Also in May, F5 Networks shelled out $49.4m for privately held Defense.net, a purveyor of cloud-based DDoS, to augment the security technology that its customers install in their datacenters.

NetScout’s prospects for cross-selling of the NetScout, Fluke, Tektronix and Arbor offerings are good and potentially lucrative, but the respective capabilities will be challenging to implement. In terms of mobile service assurance, the combination of the two companies will create a marginally stronger entity. For the Tektronix assets, leaving the realm of private equity to move to a longtime network performance monitoring vendor should result in stronger strategic corporate governance and bolster its go-to-market approach. For NetScout, the expanded sales force and broader service assurance portfolio should be a welcome boost. The need, however, to rationalize elements of the portfolio – especially probes – may create uncertainty and distractions. Competitors such as JDSU and Astellia will attempt to gain from Tektronix’s diversion. But JDSU is undergoing its own disruptive split and Astellia lacks the resources to leverage the opportunity.

Fluke’s test wares should be easily absorbed into NetScout’s existing test business, and accelerate the company’s entrance into its target service-provider market. However, Fluke’s APM/NPM products, which leverage VSS’s equipment as well as its own appliances, will be trickier to integrate with the nGeniusONE platform, which cannot be discontinued outright given its success in the service-provider segment.

Arbor enjoys strong penetration among mid-tier enterprises, which NetScout plans to exploit to introduce nGeniusONE and other products as adjacent offerings. The mid-tier enterprise space hasn’t historically been a strong area for NetScout, which has focused on large businesses, so Fluke and Arbor’s existing relationships with customers and channel partners in that sector opens a potential market for NetScout’s products and services. The company will likely need to leverage its core products’ virtual capabilities to stay price-competitive downmarket.

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Due to the value of the Arbor brand, both internationally with service providers and increasingly with large enterprises, we would be surprised if NetScout retired it. We believe that, certainly initially, NetScout will keep the Arbor brand and company intact as its new security division.

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Reproduced by permission of The 451 Group; © 2014. This report was originally published within 451 Research’s Market Insight Service. For additional information on 451 Research or to apply for trial access, go to: www.451research.com

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Additional Information and Where You Can Find It

NetScout will file a Preliminary Proxy Statement on Schedule 14A and a Registration Statement on Form S-4 containing a prospectus of NetScout and other documents concerning the proposed acquisition with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement and prospectus when they become available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain free copies of the proxy statement and prospectus (when they are available) and other documents filed by NetScout with the SEC at the SEC’s website at www.sec.gov. The proxy statement and the prospectus and other documents may also be obtained for free by contacting Andrew Kramer, Vice President of Investor Relations, by telephone at 978-614-4000, by email at ir@netscout.com, or by mail at Investor Relations, NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886.

This communication is not a solicitation of a proxy from any security holder of NetScout. However, NetScout, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout’s stockholders in connection with the proposed transaction. Information about NetScout’s directors and executive officers and their beneficial ownership of NetScout’s common stock may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on July 24, 2014. This document can be obtained free of charge from the SEC website at www.sec.gov.